Filed by Sempra Energy Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Sempra Energy Commission File No.: 1-14201

Sempra Energy Sempra Infrastructure Partners Update December 4, 2020

Information Regarding Forward-Looking Statements This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in the forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation. We assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors. Forward-looking statements in this presentation include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on Sempra Energy’s performance or opportunities, and any other statements regarding Sempra Energy’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this press release, forward-looking statements can be identified by words such as "believes," "expects," "anticipates," "plans," "estimates," "projects," "forecasts," "should," "could," "would," "will," "confident," "may," "can," "potential," "possible," "proposed," "target," "pursue," "outlook," "maintain," or similar expressions, or when we discuss our guidance, strategy, goals, vision, mission, opportunities, projections or intentions. Factors, among others, that could cause our actual results and future actions to differ materially from those described in any forward-looking statements include risks and uncertainties relating to: the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to identify a suitable partner for Sempra Infrastructure Partners and negotiate favorable terms for such partnership; the ability to achieve the anticipated benefits of these transactions; the effect of this communication on Sempra Energy’s or IEnova’s stock prices; transaction costs; the diversion of management time on transaction-related issues; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of Sempra Energy’s control; the effects on these transactions of disruptions to Sempra Energy’s or IEnova’s respective businesses; California wildfires, including the risk that we may be found liable for damages regardless of fault and the risk that we may not be able to recover any such costs from insurance, the wildfire fund established by California Assembly Bill 1054 or in rates from customers; decisions, investigations, regulations, issuances of permits and other authorizations, renewals of franchises, and other actions by (i) the Comisión Federal de Electricidad, California Public Utilities Commission (CPUC), U.S. Department of Energy, Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the U.S., Mexico and other countries in which we operate or do business; the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts once completed, and (iv) obtaining the consent of partners; the impact of the COVID-19 pandemic on our (i) ability to commence and complete capital and other projects and obtain regulatory approvals, (ii) supply chain and current and prospective counterparties, contractors, customers, employees and partners, (iii) liquidity, resulting from bill payment challenges experienced by our customers, including in connection with a CPUC-ordered suspension of service disconnections, decreased stability and accessibility of the capital markets and other factors, and (iv) ability to sustain operations and satisfy compliance requirements due to social distancing measures or if employee absenteeism were to increase significantly; the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations; actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow at favorable interest rates; moves to reduce or eliminate reliance on natural gas and the impact of the extreme volatility of oil prices on our businesses and development projects; weather, natural disasters, accidents, equipment failures, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance; the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures; cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees; expropriation of assets, the failure of foreign governments and state-owned entities to honor the terms of contracts, and property disputes; the impact at San Diego Gas & Electric Company (SDG&E) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access, Community Choice Aggregation or other forms of distributed or local power generation, and the risk of nonrecovery for stranded assets and contractual obligations; Oncor Electric Delivery Company LLC's (Oncor) ability to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor's independent directors or a minority member director; volatility in foreign currency exchange, interest and inflation rates and commodity prices and our ability to effectively hedge the risk of such volatility; changes in tax and trade policies, laws and regulations, including tariffs and revisions to or replacement of international trade agreements, such as the United States-Mexico-Canada Agreement, that may increase our costs or impair our ability to resolve trade disputes; and other uncertainties, some of which may be difficult to predict and are beyond our control. These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the SEC. These reports are available through the EDGAR system free-of-charge on the SEC's website, www.sec.gov, and on the company's website, www.sempra.com. Investors should not rely unduly on any forward-looking statements. Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and Infraestructura Energética Nova, S.A.B. de C.V. (IEnova) are not the same companies as the California utilities, SDG&E or Southern California Gas Company, and Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not regulated by the CPUC.

Additional Information and Where to Find It The proposed stock-for-stock exchange offer will be submitted to IEnova’s shareholders for their consideration. In connection with the proposed exchange offer, Sempra Energy will file a registration statement with the U.S. Securities and Exchange Commission (SEC), which will include a prospectus relating to the offer and sale of the Sempra Energy common stock to be issued in the exchange offer, and has filed on a confidential basis a prospectus and registration statement offering memorandum with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV). Shareholders are urged to read the registration statements carefully and in their entirety, along with any other relevant documents or materials filed or to be filed with the SEC or the CNBV in connection with the proposed exchange offer or incorporated by reference in the registration statements, because they will contain important information about the proposed exchange offer and the parties thereto. The registration statements and other documents will be available free of charge at the SEC’s internet website, www.sec.gov, and on the CNBV’s website at www.gob.mx/cnbv. The registration statements and other pertinent documents may also be obtained free of charge by directing a written request to Sempra Energy, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101. Neither this announcement nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States or Mexico will be made except pursuant to an effective registration statement and by means of the prospectus included in such registration statement and the related materials filed with the SEC and the CNBV. The securities discussed herein will not be offered or acquired until the CNBV has authorized the proposed exchange offer, as provided for in the Mexican Securities Act (Ley del Mercado de Valores), and the SEC has declared effective the registration statement related to the proposed exchange offers that will be filed. Certain Information Concerning Participants Sempra Energy and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of tenders of securities in connection with the proposed exchange offer. Information about Sempra Energy’s directors and executive officers is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020.

Table of Contents Executive Summary Strategic Focus Strategic Rationale Infrastructure Platform Business Simplification Minority Sale Next Steps Key Takeaways

Executive Summary Advancing our mission to become North America’s premier energy infrastructure company Announcing the creation of a new and expanded infrastructure growth platform Simplifying our ownership in Sempra LNG and IEnova under a common growth platform, Sempra Infrastructure Partners Raising capital efficiently to fund growth across our utility and infrastructure platforms Highlighting the value of our North American infrastructure assets Expecting integrated transactions to be accretive to Sempra’s earnings per share (EPS)

Sempra Strategic Focus Our strategy is focused on T+D-like investments in two business lines with a mission of becoming North America’s premier energy infrastructure company Investments in leading markets Investments expected to produce high-quality cash flows and support a strong credit profile Investments backed by long-term contracted cash flows Infrastructure Utilities North America T+D Infrastructure Investments in leading markets Investments expected to produce high-quality cash flows and support a strong credit profile Investments backed by regulated rates of return

Overview + Strategic Rationale Sempra Infrastructure Partners will be well positioned to create scale, unlock portfolio synergies, drive growth and help facilitate the global energy transition A leading global player with significant scale World-class platform for LNG and renewable development Self-funding vehicle targeting investment-grade credit rating Existing Structure Sempra Infrastructure Partners Business Simplification Steps Mexico LNG Mexico LNG Sell Non-Controlling Interest to Fund Growth Combine LNG and Mexico 1 2 Majority of 3-year capex dedicated to ECA LNG Phase 1 Both companies have moderate scale on stand-alone basis Large capital projects require balance sheet and funding support from Sempra Pipelines LNG Renewables

Sempra Infrastructure Partners

Sempra Energy

Sempra's infrastructure platform integrates our business activities across contiguous markets to export natural gas to Mexico and global markets and unlock additional investment opportunities



Solar and Wind Generation
Mexican Gas Utility
Gas/Liquids Asset
Operating
Under Development/Construction
Gas/Electric line

LNG Platform

- Total expected LNG export capacity in operation and development of ~45 Mtpa[1]
- Targeting 20-year tolling or SPA agreements to provide robust and stable cash flows[2]

Natural Gas Pipelines + Energy Storage

- Long-term, take-or-pay U.S. dollar-denominated contracts
- Owner of 11 of 20 cross-border pipelines between the U.S. and Mexico[3]

Renewables + Electric Transmission

- Strategic cross-border opportunities with ~1 GW of existing wind and solar capacity and nearly 3 GW of wind, solar and battery projects in development[4]

1) Represents expected offtake of 100% of projects, not Sempra's ownership. The projects represent Cameron LNG Phase 1 and 2, ECA LNG Phase 1 and 2, and Port Arthur LNG Phase 1. The ability to successfully complete major construction or LNG development projects is subject to a number of risks and uncertainties, including uncertainty relating to disruptions caused by the COVID-19 pandemic. Please also refer to "Risk Factors" and "Capital Resources and Liquidity" in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for a description of the risks and other factors associated with project development, construction and other opportunities.
2) Sale and purchase agreement (SPA).
3) Includes any ownership through joint ventures and projects under development.
4) Includes total capacity of assets in joint ventures and projects under development.

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Energía Costa Azul (ECA) LNG Phase 1[1]

Sempra Energy

ECA LNG Phase 1


Project rendering for illustration purposes

Sale and Purchase Agreements Overview

	Total	Mitsui
Offtake (Mtpa)	1.7	0.8
Length	20 years	
Terms	Take-or-Pay	
Credit Ratings[2]	A+ | Aa3 | AA-	A | A3

Project Details	
Capital Expenditures	▪ ~$2.0B Total Capital Expenditures
Equity Contribution	▪ ~$500M from Sempra Infrastructure Partners
EPC Contractor	▪ TechnipFMC plc

1) The ability to successfully complete LNG development projects is subject to a number of risks and uncertainties, including uncertainty relating to disruptions caused by the COVID-19 pandemic. Please also refer to "Risk Factors" and "Capital Resources and Liquidity" in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for a description of the risks and other factors associated with LNG export project development, construction and other opportunities.
2) Represents credit ratings for S&P, Moody's and Fitch ratings agencies, respectively. Mitsui is not rated by Fitch.

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Renewables Portfolio

Owner of one of the largest renewable portfolios in Mexico, which provides scale advantages as well as significant future growth opportunities

Renewable Generation Portfolio


ESJ I, II
Rumorosa Solar
Border Solar
Pima Solar
Don Diego Solar
Ventika
Tepezala Solar

Development Pipeline


~1.04 GW
~2.77 GW
~3.81 GW
Existing
New Development
Total

Competitive Advantages

- Among the top producers in renewable generation in Mexico with over 1 GW of wind and solar capacity[1]
  - Long-term, take-or-pay contracts and stable US-dollar denominated cash flows
  - High-quality counterparties: ~90% of portfolio revenues are with private customers
- Significant project pipeline of renewables and storage totaling nearly 3 GW of capacity
  - Interconnected to California's electric system through two cross-border transmission lines with excess capacity
  - Located in regions with a high capacity factor potential for wind and solar

1) Includes total capacity of assets in joint ventures and projects under development.

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Step | Business Simplification Assume 100% as depicted. On December 2, 2020, Sempra announced its intent to launch an exchange offer to acquire all the outstanding shares of IEnova not owned by Sempra Energy and has filed a preliminary prospectus and exchange offer documents with the Mexican National Banking and Securities Commission, Comisión Nacional Bancaria y de Valores (CNBV), and the Mexican Stock Exchange, Bolsa Mexicana de Valores, S.A.B de C.V (BMV). The ability to launch this exchange offer is subject to receipt of all regulatory approvals from the CNBV, the BMV and the U.S. Securities and Exchange Commission. Combining IEnova and Sempra LNG will simplify the business and create a leading energy infrastructure company with a strong balance sheet to help facilitate the global energy transition Request board approval to make TO filing Request board approval to make TO filing ~70% Request board approval to make TO filing 100% Standalone, independent infrastructure businesses Request board approval to make TO filing Request board approval to make TO filing Request board approval to make TO filing 100% Sempra Infrastructure Partners Post tender integrated infrastructure platform 1 Step 1 Current Structure 100%(1)

Step | Sale of Non-Controlling Interest The sale of a non-controlling interest is expected to source a lower cost of capital, fund growth and highlight the value of the overall infrastructure portfolio Request board approval to make TO filing Request board approval to make TO filing Request board approval to make TO filing 100% Sempra Infrastructure Partners Minority Investor Execute to grow EPS over the long-term Improving business strength and scale Maintaining or improving existing credit profile Enhancing support for LNG and renewable growth All while maintaining or growing existing infrastructure cash flows(2) 1 2 3 4 5 2 Transaction Objectives Step 2 Assume 100% as depicted. On December 2, 2020, Sempra announced its intent to launch an exchange offer to acquire all the outstanding shares of IEnova not owned by Sempra Energy and has filed a preliminary prospectus and exchange offer documents with the Mexican National Banking and Securities Commission, the CNBV, and the Mexican Stock Exchange, the BMV. The ability to launch this exchange offer is subject to receipt of all regulatory approvals from the CNBV, the BMV and the U.S. Securities and Exchange Commission. Depends on actual percentage of equity sold and/or in-kind contributions from minority investor. 100%(1)

Key Next Steps Actual order of events may differ. Comisión Nacional Bancaria y de Valores (CNBV) and Bolsa Mexicana de Valores, S.A.B de C.V. (BMV). We expect to complete this series of integrated transactions by the end of Q1-2021; below you will find a demonstrative timeline of expected key activities(1) Announced integrated transactions + filed a preliminary prospectus + exchange offer documents with the and CNBV + BMV(2) Receive customary and regulatory approvals to close sale of non-controlling interest in Sempra Infrastructure Partners Announce sale of non-controlling interest in Sempra Infrastructure Partners File a registration statement on Form S-4 with the SEC Receive regulatory approvals and launch tender with IEnova shareholders Dec 2 Mar 2021 Dec 2020

Summary Advancing our mission to become North America’s premier energy infrastructure company Announcing the creation of a new and expanded infrastructure growth platform Simplifying our ownership in Sempra LNG and IEnova under a common growth platform, Sempra Infrastructure Partners Raising capital efficiently to fund growth across our utility and infrastructure platforms Highlighting the value of our North American infrastructure assets Expecting integrated transactions to be accretive to Sempra’s EPS